2000 ANNUAL REPORT



BorgWarner

WHAT'S NEXT

FUEL ECONOMY INNOVATION VEHICLE STABILITY

INTELLIGENT SYSTEMS

FIRST TO MARKET AIR QUALITY ELECTRONIC CONTROL

FINANCIAL HIGHLIGHTS

BorgWarner (millions of dollars, except per share data)	2000	1999
Net sales	$2,645.9	$2,458.6
Net earnings	94.0	132.3
Net earnings excluding restructuring and other non-recurring charges	132.7	132.3
Net earnings per diluted share	3.54	5.07
Net earnings per diluted share excluding restructuring and other non-recurring charges	5.01	5.07
Average number of shares outstanding–diluted	26.5	26.1
Number of employees	14,000	14,400

ENGINES



Improved Performance

ENGINE MANAGEMENT

INTEGRATED MODULES

POWER BOOSTING

POWER TRANSFER



1
3
5
2
4

VEHICLE STABILITY

SMART TRANSMISSIONS

FUEL EFFICIENT FUN

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL



JOHN F. FIEDLER

Chairman and Chief Executive Officer

T O   O U R   S H A R E H O L D E R S

Every shareholder letter that I have written since becoming your chairman recommends that if you wish to own only one automotive stock, that stock should be BorgWarner. We supported that premise in 2000 with our stock outperforming the major indexes and all but a very few of our peer companies.

But 2000 was not a year to celebrate; it was one of extremes. We started the year with an inspired performance—record profits in a period of record production. However, the second half was extremely disappointing. The Federal Reserve clearly overshot interest rate levels. The Ford/Firestone debacle was a media event. A major management crisis ensued at DaimlerChrysler. Record car and truck production bred high inventories and run-away incentives.

2000 Accomplishments

Despite a weak ending to the year, we made major strides in our quest to be a powertrain product leader. During 2000 we:

○ **Secured a major European automaker as the first customer for new concept, fuel-efficient transmission technology**

○ **Integrated key engine system acquisitions in turbochargers and cooling systems**

○ **Introduced the first application of computer-controlled all-wheel drive for passenger cars and cross-over vehicles**

○ **Won a major contract from General Motors for four-wheel drive systems**

○ **Launched first phases of major multi-year contracts with Ford and Honda for engine timing systems**

○ **Rode a 30% wave of turbocharger growth in Europe boosted by new engine technology**

○ **Introduced the first generation of electronically controlled cooling systems**

GEOGRAPHIC PRESENCE
Combined Worldwide Sales



15% ASIA
18% EUROPE
67% AMERICAS

TOTAL SHAREHOLDER RETURN

BorgWarner outper-formed its peers and the major indexes in total shareholder return (price plus reinvested dividends), based on an investment of $100 on December 31, 1999.



These accomplishments were tempered by a number of factors. A weak Euro reduced our excellent European growth when sales and income were translated into U.S. dollars. Customer recall and production slowdowns, along with the deterioration of the industry by year-end, also moderated results. However, we took action early in the 2000 third quarter, and again in the fourth, to help us manage effectively through this period of industry turmoil.

Balancing Act

I often talk to our people about our bright future. Recently I have had to caution them about soft industry conditions and even layoffs. As a result, they have asked me, "Which is the real BorgWarner?" I have told them — we are both. We must act decisively now to deal with the short-term issues, and manage through this period effectively, because we do have a bright future longer term. It is a future that we are building through powertrain product leadership. The evidence is our expected new business over the next three years, which while modest in 2001, gains momentum going forward.

When we laid out our product leadership growth model in 1998, we knew that there would be bumps in the road like the current period. While we are responding by tightening our belts, we also continue to invest and plan for the future. We continue to invest about 4% of sales in research and development. If we do not stay at the leading edge of powertrain technology and continue to score new business wins, we face the prospects of eroding margins and of our products becoming commodities even more vulnerable to industry pricing pressures.

We also continue to invest in cost reduction and expansion projects. Two important projects in 2001 are putting assets in place for new four-wheel drive and trans-mission business. In light of business conditions, however, we are only funding key projects. We have a strong balance sheet and cash flow, a reasonable debt level and investment grade credit rating, a customer base that becomes more global each year and an outstanding book of new business.

GLOBAL CUSTOMERS

Combined Worldwide Sales



What's Next

At BorgWarner, the innovation of our people provides us with "what's next" great ideas. Our expected new business over the next three years includes engine-related programs, significant new four-wheel drive business and the beginning of one of the most exciting developments in 50 years as a transmission innovator. We are creating an entire new market for a hybrid transmission—the best of both manual and automatic technology.

Our people are working very hard to create the foundation for a future built on our powertrain product leadership competencies. Investors are beginning to recognize the value of our technology driven strategy. I believe that our relative performance to our peers in 2000 is an indicator that as the industry recovers, investors will be attracted to a company like BorgWarner.

When I visit with investors, I stress our technology position and our unique ability to demonstrate "what's next." We have identifiable and sustainable internal growth opportunities. As a high value-added supplier with leading market shares in our businesses, we are well positioned for the new world of business-to-business e-commerce. Even when fewer vehicles are built, we expect to increase our content on those vehicles as we move from components to systems, enter new markets with new products and gain share in existing markets.

We are confident that we do, indeed, have a bright future. I want to thank all the people of BorgWarner for their efforts, especially during this difficult period. I also appreciate the support and guidance of our Board of Directors. My special thanks to Jim Kerley, who retired from the Board during 2000, for his service and wisdom as we positioned BorgWarner for the future.

John F. Fiedler

John F. Fiedler
Chairman and Chief Executive Officer

Our growth strategy is based on catching technology waves. In the mid 90s, the wave was SUVs and four-wheel drive. Today, our growth catalyst is **fuel economy** and **air quality,** with sales from engine management products accounting for about 50% of our 2000 revenue.

1 9 9 7



15%
Engines

45%
Automatic
Transmission

40%
4WD

2 0 0 0



50%
Engines

28%
Automatic
Transmission

22%
4WD

Moving our people toward a culture of product leadership includes

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

VALUE PROPOSITION

BorgWarner is the recognized leader in the world specializing in advanced products and technologies to satisfy customer needs in powertrain components and system solutions.

Our Goal: Customers rely on us because we know more about powertrain systems than anyone else in the world.

CORE VALUES

Dignity of the Individual
For BorgWarner to succeed, we must operate in a climate of openness and trust, in which each of us freely grants others the same respect, cooperation and decency we seek for ourselves.

Responsibility to the Common Good
Our challenge is to supply goods and services that are of superior value to those who use them; to create jobs that provide meaning for those who do them; to honor and enhance human life; and to offer our talents and our wealth to help improve the world we share.

Endless Quest for Excellence
Though we may be better today than we were yesterday, we are not as good as we must become. BorgWarner chooses to be a leader—in serving our customers, advancing our technologies and rewarding all who invest in us their time, money and trust. None of us can settle for doing less than our best, and we can never stop trying to surpass what already has been achieved.

Continuous Renewal
To follow our vision to the future, we must see the difference between traditions that give us continuity and strength, and conventions that no longer serve us— and have the courage to act on that knowledge. We must be among the few who anticipate change, and shape it to our purpose.

Commonwealth of BorgWarner and its People
BorgWarner is both a federation of businesses and a community of people. Our goal is to preserve the freedom each of us needs to find personal satisfaction while building the strength that comes from unity. True unity is more than a melding of self-interests; it results when values and ideals also are shared.



Our people are working very hard to create the foundation for a future built on our powertrain product leadership competencies.

linking employee interests more closely with those of shareholders.

Morse TEC



Turbo Systems



TorqTransfer Systems



Air/Fluid Systems



Transmission Systems



Cooling Systems



CHAIN SYSTEMS
COOLING SYSTEMS
TURBOCHARGERS
ELECTRONIC AWD
TRANSMISSION OPTIONS
AUTOMATIC/MANUAL

MORSE TEC / TURBO SYSTEMS

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

highlights
2000

Sales are up 11% despite the weak Euro which masks the true growth in Europe. Sales in both Europe and North America are driven by demand for engine timing systems and turbochargers. During the year, a number of new engine programs are announced or begin to ramp-up. These include major timing system programs with Ford for worldwide production of their new family of inline 4-cylinder engines. Honda is converting all of its major engines, including 4-cylinder, V6 and V8 engines, to ones designed with timing chain systems; and a major European customer is secured for timing system business. Also during the year, the headquarters for the turbocharger business is consolidated in Europe, the fastest growing market for these products, and a new technical center is opened in Germany. Asheville, North Carolina, becomes the new center for turbocharger technical and engineering support in North America. Future business relationships are aided by entering long-term agreements with major customers in North America and Europe.



SALES
millions of dollars

96	97	98	99	00
276.6	349.0	536.2	796.9	885.8

MORSE TEC

BUSINESS DESCRIPTION

Global leader in the design and manufacture of automotive chain systems and components for engine timing, automatic transmission and four-wheel drive applications.

GROWTH OPPORTUNITIES

• Engine timing systems moving from belts to chains in Japan and Europe
• Variable cam timing systems
• Timing chain systems for direct injected diesel engines
• Growth of overhead cam engines
• Systems integration; alternative technologies
• Chain belts and HY-VO pump drives for continuously variable transmissions
• MORSE GEMINI chain systems for noise reduction

PLANTS AND TECHNICAL CENTERS

Headquarters: Ithaca, New York

Arcore, Italy

Cortland, New York

Guadalajara, Mexico

Nabari City, Japan

Simcoe, Ontario, Canada

Tainan Shien, Taiwan

TURBO SYSTEMS

BUSINESS DESCRIPTION

Leading designer and manufacturer of turbochargers for the passenger car and commercial vehicle markets.

GROWTH OPPORTUNITIES

• Continued growth of turbocharged diesel engines in European passenger cars
• Engine downsizing for improved fuel consumption and emissions leads to increasing use of turbocharging on gasoline engines
• Emerging applications on light trucks and SUVs
• Variable geometry turbos for passenger car and truck diesel engines
• Electronic control for turbochargers
• Electrically powered boosting devices
• Use of advanced materials for improved service life

PLANTS AND TECHNICAL CENTERS

Headquarters: Kirchheimbolanden, Germany

Asheville, North Carolina

Bradford, England

Campinas, Brazil

TorqTransfer Systems

highlights
2000

Sales are down from the prior year but important new business launches and wins are expected to provide future growth. Our interactive four-wheel drive system for passenger car based vehicles, an industry first, is introduced on the Acura MDX, *Motor Trend's* SUV of 2001. Next generation technology for broader application in the market is developed. The group also wins a major contract with General Motors for four-wheel drive systems.



SALES
millions of dollars

96	97	98	99	00
476.8	613.6	518.8	563.3	526.7

BUSINESS DESCRIPTION

Leading independent global designer and producer of torque distribution and management systems—transfer cases, InterActive Torque Management (ITM) devices—for four-wheel drive vehicles for the sport-utility, light truck and cross-over vehicle markets. These systems enhance driver security, driveability and handling.

GROWTH OPPORTUNITIES

• Continued popularity of 4WD in an established market segment
• Growing popularity of 4WD/AWD passenger cars and cross-over vehicles
• Continued application of electronically controlled torque management devices in RWD and AWD vehicles
• Expanded customer base in RWD segment

PLANTS AND TECHNICAL CENTERS

Headquarters: Sterling Heights, Michigan

Beijing, China (JV)

Livonia, Michigan

Longview, Texas

Margam, Wales

Muncie, Indiana

Pune, India (JV)

Seneca, South Carolina

Sirsi, India (JV)

Air / Fluid Systems



SALES

millions of dollars

242.7	342.4	351.4	413.9	427.8
96	97	98	99	00

highlights

2000

Sales are up 3%. New business is launched with BMW for an innovative two-stage oil pump with technology to match the demands of oil pressure-actuated variable valve timing systems. Electronic and electromechanical expertise continues to support new cross-business growth opportunities including new concept transmission technology, and engine cooling and charging systems.

BUSINESS DESCRIPTION

Full service supplier of air induction and fluid control systems and electromechanical components, for enhanced engine and transmission performance, reduced emissions, fuel vapor recovery, and increased vehicle safety.

GROWTH OPPORTUNITIES

- Increased use of electronics and electromechanical actuation for underhood applications
- Phase-in of new emission regulations in Europe and North America
- Dual clutch control systems for new concept automated transmissions

PLANTS AND TECHNICAL CENTERS

Headquarters: Warren, Michigan

Dixon, Illinois

Rothbury, Michigan

Sallisaw, Oklahoma

Spring Lake, Michigan

Tulle, France

Water Valley, Mississippi

Transmission Systems



SALES

millions of dollars

346.1	369.4	355.0	413.4	437.5
96	97	98	99	00

highlights

2000

Sales are up 6%. The group continues to gain market share in products for automatic transmissions and is entering new markets with technology to improve the efficiency of transmissions. Results in Japan improve due to productivity improvements and an increase in production of small cars with automatic transmissions. A major European customer introduces a 6-speed automatic with our content, and another selects us to supply industry-first control and clutch modules for a new concept transmission.

BUSINESS DESCRIPTION

Supplies "shift quality" components and systems including one-way clutches, transmission bands, friction plate and clutch pack assemblies to virtually every automatic transmission maker in the world.

GROWTH OPPORTUNITIES

- Dual clutch systems for automated manual transmissions
- Shift from components to modules
- European and Korean market growth of automatic transmissions
- Move from four- to five- to six-speed transmissions
- Subsystems for continuously variable transmissions (CVT)
- Substitution of modular wet starting clutches for torque converters

PLANTS AND TECHNICAL CENTERS

Headquarters: Lombard, Illinois

Bellwood, Illinois

Eumsung, Korea (JV)

Frankfort, Illinois

Fukuroi City, Japan (JV)

Heidelberg, Germany

Ketsch, Germany

Sterling Heights, Michigan

Cooling Systems



SALES

millions of dollars

142.8	281.3
99	00

highlights

2000

Sales double in this new business group created from 1999 acquisitions. A new generation of products with electronic control is introduced to provide better engine cooling and improved fuel economy. The group also forms strategic alliances to develop complete systems to achieve improved fuel efficiency by increasing thermal and aerodynamic efficiency. The group positions its European operations for increased market penetration. Growth opportunities are expanded in emerging markets.

BUSINESS DESCRIPTION

Global leader in the design and supply of cooling solutions for the sport-utility, light truck and commercial vehicle markets.

GROWTH OPPORTUNITIES

- Continued popularity of light trucks and SUVs
- Consolidation of supplier base in commercial vehicles
- Central and Eastern Europe, South American and Asian market expansion
- System development agreements with other key suppliers
- Emission regulations related to diesels
- Higher fuel economy challenges
- Exhaust and noise reduction

PLANTS AND TECHNICAL CENTERS

Headquarters: Marshall, Michigan

Bradford, England

Cadillac, Michigan

Changwon, South Korea

Fletcher, North Carolina

Gainesville, Georgia

Markdorf, Germany

Ningbo, China (JV)

São José dos Campos, Brazil

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

Engines.

INCREASED CONTENT. The pace of change in and around the engine is driving BorgWarner growth. We add value as a partner in the development of new engines for efficient power generation, resulting in increased content for us, and better fuel economy and reduced emissions for our vehicle maker customers.

Over the next five years, the growth in chain-driven engine timing systems will expand significantly.

107% in Japan
34% in Europe
10% in North America

ENGINE CHAIN GROWTH

- ADDS CONTENT
- EXPANDS OUR CUSTOMER BASE
- OPENS NEW MARKETS

The move to chain systems from rubber belts positions us to add content, expand our customer base and enter new markets.

GLOBAL GROWTH

The move to chain timing systems is driven by new engine designs—overhead cam engines in North America, direct injection in Europe, new generation Japanese engines and the advent of variable cam timing.



durability

proprietary technology

CHAIN SYSTEMS

new generation engines

higher torque



CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

COOL SOLUTIONS. OUR PRODUCTS IMPROVE FUEL ECONOMY AND ENHANCE EMISSION REDUCTIONS IN SUVS, LIGHT TRUCKS AND COMMERCIAL VEHICLES. WITH THE MOVE TO INTEGRATED COOLING MODULES, WE COMBINE ELECTRONICS, AERODYNAMICS AND MATERIALS SCIENCE FOR LIGHTER WEIGHT, NOISE REDUCTION AND PRECISE FAN CONTROL, TO ULTIMATELY IMPROVE FUEL ECONOMY AND MAXIMIZE COOLING POTENTIAL.



Sales of electronically controlled cooling systems are expected to grow from 7% to about 30% of cooling revenue in 5 years.

30%

aerodynamic efficiency

electronic control

COOLING SYSTEMS

integrated modules

maximized cooling

ELECTRONIC CONTROL

Electronics integrated in cooling systems allow an engine to operate at optimal temperatures for better fuel economy and a potential reduction in exhaust emissions to address increasingly stringent regulations.

TURBO TECHNOLOGY

We are investing in pacesetting turbocharger technologies that lower fuel consumption to reduce the cost of operating a vehicle and improve emissions to help meet regulations for CO_2 and NOx. Next generation charging devices will include electronic power boosting.



30%

Demand for passenger car turbochargers is expected to grow 30% in five years, to almost 10 million units, boosted by the explosion of direct injected gas and diesel engines in Europe and Japan.

POWER BOOST. THE DEVELOPMENT OF MORE FUEL EFFICIENT ENGINES

IS CREATING AN EXPLOSION IN TURBOCHARGER GROWTH. USING THE ENERGY IN A

VEHICLE'S HOT EXHAUST GASES TO COMPRESS COLD INTAKE AIR, TURBOCHARGERS

ACHIEVE A CLEANER, LEANER BURN. BY PROVIDING HIGHER POWER DENSITY,

SMALL TURBOCHARGED ENGINES CAN REPLACE LARGER, LESS FUEL-EFFICIENT ONES.

direct injection

lower fuel consumption

TURBOCHARGERS

cleaner, leaner burn

boosts engine power

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

Power Transfer.

NEW MARKETS. Taking raw engine power and transferring it through the drivetrain to the wheels is what we do best. Smooth shifts, four-wheel drive stability—our proprietary expertise moves the world's cars and trucks. Our industry-first technologies, incorporating electronic control in new transmission concepts and all-wheel drive, are revolutionizing the driving experience.



31% GROWTH

As drivers experience the security of four-wheel drive, millions of front-wheel drive cars, minivans and small SUVs are expected to employ this technology to enhance handling and stability, providing 31% growth by 2005.

TORQUE MANAGEMENT



The use of four-wheel and all-wheel drive on front-wheel drive vehicles is about to explode. We are adapting our leading-edge electronic controls technology to this new market. Interactive systems provide better handling through individual wheel traction and torque management, front to rear, side to side.



fuel economy   vehicle stability

ELECTRONIC AWD

industry first   better handling

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

CRITICAL INTERFACES

As developments in electronics permit manufacturers to rethink traditional transmissions and experiment with alternatives, our engineers are creating the critical interfaces that convert electrical signals into transmission functions and gear changes.


70%
2010
2008
2006
2004
2002
2000
AUTOMATED TRANSMISSIONS

By 2010, 70% of European transmissions are expected to be automated, up from just 18% today. Electronics is propelling this growth, allowing the commercialization of fuel-efficient transmission options such as automated manuals and dual clutch and continuously variable transmissions.

SMART TRANSMISSIONS. THE PUSH IS ON TO IMPROVE THE FUEL EFFICIENCY AND PERFORMANCE OF THE TRADITIONAL AUTOMATIC TRANSMISSION. ON THE HORIZON ARE SIX-SPEED, DUAL CLUTCH AND CONTINUOUSLY VARIABLE TRANSMISSIONS, MORE OUTSOURCING OF SUBSYSTEMS, ADVANCED FRICTION MATERIALS AND "SMART" TRANSMISSIONS THAT INCORPORATE OUR ELECTROMECHANICAL EXPERTISE.


advanced friction materials
electronic actuation
TRANSMISSION OPTIONS
continuously variable
more speeds

CHAIN SYSTEMS
COOLING SYSTEMS
TURBOCHARGERS
ELECTRONIC AWD
TRANSMISSION OPTIONS
AUTOMATIC/MANUAL

FIRST TO MARKET

Our wet clutch expertise combined with our advanced control strategies is propelling us to market first with technology for a new concept automated transmission. This same technology, when applied to traditional automatics or continuously variable transmissions, provides improved fuel economy.



15%

Fuel efficiency on transmissions using our dual wet clutch and controls technology is **15% better** than a five-speed automatic and 5% improved over a manual transmission.

INTELLIGENT INNOVATION. OUR DUAL CLUTCH TRANSMISSION TECHNOLOGY WAS DESIGNED FOR THE DRIVER WHO VALUES A SPORTY DRIVING EXPERIENCE, BUT DEMANDS FUEL EFFICIENCY AND THE CONVENIENCE OF THE AUTOMATIC WHILE NAVIGATING CONGESTED CITIES. WE ARE WORKING WITH MANUFACTURERS WORLDWIDE TO COMMERCIALIZE THIS INNOVATION WHICH IS EXPECTED TO CREATE A $1 BILLION MARKET OPPORTUNITY.

new market

fuel efficient

AUTOMATIC/MANUAL

fun to drive

smooth shift

CHAIN SYSTEMS

COOLING SYSTEMS

TURBOCHARGERS

ELECTRONIC AWD

TRANSMISSION OPTIONS

AUTOMATIC/MANUAL

DIRECTORS



PHYLLIS O. BONANNO (2)
President
TradeBuilders, Inc.



DR. ANDREW F. BRIMMER (2)
President
Brimmer & Company, Inc.



WILLIAM E. BUTLER (3,4)
Chairman and Chief
Executive Officer, Retired
Eaton Corporation



JERE A. DRUMMOND (1,3,4)
Vice Chairman
BellSouth Corporation



JOHN F. FIEDLER (1)
Chairman and
Chief Executive Officer
BorgWarner Inc.



PAUL E. GLASKE (3,4)
Chairman, President and
Chief Executive Officer, Retired
Blue Bird Corporation



IVAN W. GORR (4)
Chairman and
Chief Executive Officer, Retired
Cooper Tire & Rubber Company



JAMES J. KERLEY
Chairman, Retired
Rohr, Inc.
(Retired from Board April 2000)



ALEXIS P. MICHAS (1,2)
Managing Partner and
Director
Stonington Partners, Inc.



JOHN RAU (2,3)
Former President and
Chief Executive Officer
Chicago Title Corporation

EXECUTIVE OFFICERS

JOHN F. FIEDLER
Chairman and Chief Executive Officer

LAWRENCE B. SKATOFF
Executive Vice President and
Chief Financial Officer

GARY P. FUKAYAMA
Executive Vice President
Group President and General Manager,
Air/Fluid Systems

RONALD M. RUZIC
Executive Vice President
Group President and General Manager,
Morse TEC and Turbo Systems

ROBERT D. WELDING
Executive Vice President
President and General Manager,
Transmission Systems

TIMOTHY M. MANGANELLO
Vice President
President and General Manager,
TorqTransfer Systems

JOHN J. MCGILL
Vice President
President and General Manager,
Cooling Systems

F. LEE WILSON
Vice President
President and General Manager,
Turbo Systems

ROGER J. WOOD
Vice President
President and General Manager,
Morse TEC

WILLIAM C. CLINE
Vice President and Controller

LAURENE H. HORISZNY
Vice President, General Counsel and
Secretary

JOHN A. KALINA
Vice President and Chief Information Officer

GERALDINE KINSELLA
Vice President, Human Resources

JEFFREY L. OBERMAYER
Vice President and Treasurer

COMMITTEES OF THE BOARD

1 Executive Committee

2 Finance and Audit Committee

3 Compensation Committee

4 Board Affairs Committee

FINANCIALS 2000

SOLID SALES GROWTH
millions of dollars



We have delivered 15% average sales growth over the past five years, including results from our joint ventures worldwide. While acquisitions have contributed to our growth, much of it has been generated internally.

INVESTING FOR THE FUTURE
millions of dollars



Investing in technology is a key to our future success. We invest about 4% of sales in research and development and about 6% of sales in capital for new customer programs and cost reduction projects.

REDUCING DEBT
as a percent



After financing acquisitions in 1999, we have successfully reduced our debt and are working toward a debt-to-total capital ratio below 40%. We are committed to maintaining a strong balance sheet and investment grade credit rating.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

Introduction

BorgWarner Inc. is a leading global supplier of highly engineered systems and components for powertrain applications. Our products help improve vehicle performance, fuel efficiency and handling and reduce emissions. They are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks and commercial transportation products. We have experienced solid internal growth over the past three years but have also enhanced our product leadership position and focus through key acquisitions. Kuhlman Corporation (Kuhlman) was acquired in March of 1999 and the Eaton Fluid Power Division (Eaton) in October 1999. The turbocharger business from Kuhlman, combined with our German turbocharger business, adds to the Morse TEC segment's variety of engine related products to improve performance, fuel economy and emissions. The Eaton and Kuhlman powertrain cooling businesses were combined to form our newest operating segment, Cooling Systems. The remaining Kuhlman businesses either have been, or will be, sold.

Results of Operations

2000 vs. 1999 vs. 1998

BorgWarner reported net earnings for 2000 of $94.0 million, or $3.54 per diluted share, which included after-tax restructuring and other non-recurring charges of $38.7 million or $1.47 per diluted share. Excluding the restructuring and other non-recurring charges, which are discussed in detail below, net earnings were $132.7 million or $5.01 per diluted share. Net earnings in 1999 and 1998 were $132.3 million and $94.7 million, or $5.07 and $4.00 per diluted share, respectively.

Overall, we realized a 7.6% sales growth over 1999 and a 33.9% sales growth between 1999 and 1998. While much of the increase was related to acquisitions, internal growth from businesses held for all periods amounted to 0.3% in 2000 and 14.7% in 1999. As a comparison, worldwide vehicle production increased by 2.8% in 2000 and 4.2% in 1999. North American production increased by 1.3% and 9.5%, Japanese production increased by 2.2% and 1.0% and Western European production increased 1.3% in 2000 and was flat the year before.

Despite a very strong first half, our 2000 results were tempered by the weak Euro, production slowdowns and shutdowns during the last half of the year and deterioration in the heavy-duty truck market. The primary growth drivers in 1999 and the first half of 2000 were strong global automotive markets, growth in engine timing systems applications, strong demand for turbochargers especially in European passenger cars, increased content on new generations of transmissions, improvements in 4x4 installation rates on light trucks and results from acquisitions. Improvements over 1998 also reflect the absence of the 1998 GM strike and the improved condition of the Asian economy in 1999.

Our outlook as we head into 2001 is one of caution as the North American automotive market is already experiencing a downturn. We anticipate the first half of 2001 will be markedly lower than the very strong first half of 2000, but we intend to use our financial strength to manage through the weakness by controlling costs and other spending so that we are poised to take advantage of opportunities as the cycle turns up again. We have already taken actions to adjust our cost structure and will continue to do so if the downturn continues.

Results By Operating Segment

Our products fall into five reportable operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. The segments are profiled on pages 6 and 7. The following tables detail sales and earnings before interest and taxes (EBIT) by segment for each of the last three years.

Net Sales

millions of dollars

YEAR ENDED DECEMBER 31,	2000	1999	1998
Air/Fluid Systems	**$ 427.8**	$ 413.9	$ 351.4
Cooling Systems	**281.3**	142.8	—
Morse TEC	**885.8**	796.9	536.2
TorqTransfer Systems	**526.7**	563.3	518.8
Transmission Systems	**437.5**	413.4	355.0
Divested operations and businesses held for sale	**132.9**	178.0	121.1
Intersegment eliminations	**(46.1)**	(49.7)	(45.7)
Net sales	**$2,645.9**	$2,458.6	$1,836.8

Earnings Before Interest and Taxes

millions of dollars

YEAR ENDED DECEMBER 31,	2000	1999	1998
Air/Fluid Systems	**$ 35.7**	$ 36.5	$ 25.1
Cooling Systems	**32.1**	17.9	—
Morse TEC	**127.4**	109.7	78.5
TorqTransfer Systems	**37.2**	41.2	28.4
Transmission Systems	**46.0**	54.1	42.7
Divested operations and businesses held for sale	**3.2**	6.9	2.0
Earnings before interest and taxes	**$281.6**	$266.3	$176.7

Air/Fluid Systems experienced a 3.4% increase in sales and a 2.2% decrease in EBIT compared to the prior year. Strong sales of pump products for emission control were more than offset by pricing and volume weakness at DaimlerChrysler, a major Air/Fluid Systems customer, particularly late in the year. Product mix issues along with

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

soft costs related to facility rationalizations contributed to the EBIT margin decline.

Sales and EBIT increased by 17.8% and 45.4%, respectively, from 1998 to 1999. The increases were largely attributable to increased demand for emission enhancement products and transmission solenoids.

Despite a tempered outlook for 2001 due to industry conditions, Air/Fluid Systems continues to promise a substantial opportunity for growth because of the increased worldwide emphasis on improved operating efficiency and reduced emissions, both of which can be realized through improved engine air and fuel management. Other opportunities in the coming years include control devices for automated manual transmissions and, because of the fragmented nature of the supplier base in this segment, system solutions for fuel economy and emission requirements.

Cooling Systems' increases in sales and EBIT primarily reflect full year results for the new segment. Cooling Systems was heavily impacted by the deteriorating North American market conditions since approximately 80% of the segment's sales are to customers in North America, mainly in the sport utility (SUV), light, medium and heavy truck markets. We expect that weakness in the North American heavy truck market, along with an application lost in 2001, should cause this segment to be off from 2000 levels. New applications go into production in the second half of 2001.

We expect our leadership position in these key markets to favorably impact results as the economy recovers. Increasing fuel economy and environmental legislation in North America and Europe are expected to drive demand for electronically controlled cooling systems to accommodate increasingly higher operating engine temperatures. These same requirements are driving developing countries to embrace mechanically controlled drives and, because of our full product range and manufacturing locations in every major vehicle producing region, we expect to be well positioned to benefit from the product life cycle in these markets.

Morse TEC sales increased by $88.9 million, or 11.2% and EBIT improved by $17.7 million, or 16.1%, despite being negatively affected by the weak Euro, both for the turbocharger business and the timing chain business. The growth was due to the continued strength of the European turbocharger market for gasoline and diesel passenger cars and commercial vehicles, and new and expanded engine timing programs in each geographical region.

Morse TEC experienced strong growth in 1999 as sales and EBIT increased by $260.7 million and $31.2 million, respectively. Net of the effect of the Kuhlman acquisition, sales increased by $129.7 million, or 24.2%, and EBIT improved by $26.3 million, or 33.5%. Year-over-

year comparisons benefited from elevated worldwide demand for engine timing systems and the increased proportion of direct-injection diesel engines with turbochargers in European passenger cars. We expanded our European turbocharger capacity during 1999 and anticipate future expansion in an effort to capitalize on this trend.

The growth trend at Morse TEC is expected to continue in the coming years as turbocharger capacity is increased to meet ramped-up demand of direct-injection diesel passenger cars and as new generations of variable geometry turbochargers for commercial diesel applications are introduced. The introduction of additional new products, including timing systems for Chrysler overhead cam engines, powder metal sprockets for both timing system and transmission applications, and drive chain for the new Toyota hybrid engine and other Japanese applications, are expected in the coming years. This segment expects to benefit from the conversion of engine timing systems from belts to chains in both Europe and Japan. Such growth may be tempered by the current downturn in the North American market.

TorqTransfer Systems' sales and EBIT slipped in 2000, with sales off 6.5% to $526.7 million and EBIT down 9.7% to $37.2 million. We had expected TorqTransfer Systems results would be fairly even with 1999 levels, so the declines were not surprising given the weak second half of 2000 and the problems with Ford Explorer/Firestone tires. The Explorer is a major application for this segment. Production volume of this vehicle was lower by 4% compared with 1999 with our sales declining as a result. Other vehicles that use TorqTransfer systems were also down in 2000, particularly other Ford light trucks and SUVs. August 2000 saw the launch of TorqTransfer's first InterActive Torque Management System application in the Acura MDX. While the system has great promise going forward, it did not contribute significantly in 2000 due to the incursion of start-up costs and its launch late in the year. Considering the sales decline, the group did a solid job of limiting EBIT losses by recognizing early that the year would be one of limited growth potential and took a number of actions to control costs, including restrictions on hiring, controls on non-essential spending and shifting production to maximize capacity utilization.

TorqTransfer Systems' 1999 sales and EBIT rebounded from 1998, increasing by $44.5 million and $12.8 million, or 8.6% and 45.1%, respectively. The improvements over 1998 were largely related to the stabilization or reversal of certain factors which had deflated 1998 results, including reductions in four-wheel drive (4WD) transfer case shipments for the Ford F-150 truck and declines in 4WD transfer case shipments to Ssangyong, Korea due to the sluggish Asian economy. Significantly higher 4x4 installation rates on Ford V8 small pick-up trucks in 1999 and the continued popularity of SUVs and light trucks also enhanced results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

For 2001, we do not expect growth from this segment because of the slowdown in North America and the timing of new product introductions. TorqTransfer has been awarded a significant contract to supply transfer cases to General Motors, the first units being shipped in 2002. In 2001, the group will incur significant start-up costs as the plant prepares for this significant new opportunity.

Transmission Systems' sales increased 5.8% to $437.5 million. The sales growth came principally from Korea, where we benefited from both strong local build rates and an increasing installation rate for automatic transmissions. In Europe our sales were strong in local currency, but translated to fewer dollars because of the weakness of the Euro. In North America sales were up for the year because of strong customer build rates in the first half of 2000. Sales declined in the latter part of the year, particularly in the fourth quarter. EBIT of $46.0 million was 15.0% below 1999 levels. Volume related improvements in Korea were more than offset by operating problems incurred in North America. The restructuring charges recognized in the third and fourth quarters were taken in part to restructure operations at the Transmission Systems group.

Net of the businesses divested in 1999 and 1998, this segment showed increases in sales and EBIT of $58.4 million and $11.4 million, or 16.5% and 26.7%, respectively, versus the prior year. Of our operating segments, Transmission Systems benefited most from the strong worldwide automotive production in 1999 because of the segment's global diversification and application to passenger cars, SUVs and light trucks. The absence of the 1998 North American General Motors strike and the stabilization of the Asian economy in 1999 also enhanced comparisons.

While we believe that the group will benefit from the actions taken in 2000 to better align the businesses to the anticipated level of activity, we also feel that the group is likely to experience declines in sales and EBIT due to industry softness, particularly in North America.

Divested operations and businesses held for sale includes the results of Fuel Systems, which is currently held for sale; Kysor-Westran, which was sold during 2000; and three former Transmission Systems businesses: the forged powder metal race business sold in 1999, and the torque converter and connecting rod businesses sold separately in 1998. These businesses did not fit our strategic goals, and we believe our resources are better spent on our core technologies in highly engineered components and systems. The anticipated loss on the sale of Fuel Systems was recorded as part of the restructuring charges discussed below, and the $5.4 million gain on the sale of Kysor-Westran in 2000 is included in equity in affiliates and other income. The sales of the former Transmission Systems businesses did

not result in a significant gain or loss in any of the years presented. Divested operations and businesses held for sale contributed sales of $132.9 million, $178.0 million and $121.1 million and EBIT of $3.2 million, $6.9 million and $2.0 million in 2000, 1999 and 1998, respectively.

Our top ten customers accounted for approximately 77% of consolidated sales compared to 75% in 1999 and 81% in 1998. A full year's sales to new customers gained through 1999 acquisitions drove the increase in the percentage. Despite our expanding customer base, Ford continues to be our largest customer with 30% of consolidated sales in 2000, compared to 31% and 36% in 1999 and 1998, respectively. DaimlerChrysler, our second largest customer, represented 19% of consolidated sales in each of 2000, 1999 and 1998; and General Motors accounted for 13%, 13%, and 16%, respectively. No other customer accounted for more than 10% of sales in any of the periods presented.

Other Factors Affecting Results of Operations
The following table details our results of operations as a percentage of sales:

YEAR ENDED DECEMBER 31,	2000*	1999	1998
Net sales	100.0%	100.0%	100.0%
Cost of sales	75.7	76.8	79.0
Gross margin	24.3	23.2	21.0
Depreciation and amortization	5.5	5.0	5.0
Selling, general and administrative expenses	9.2	8.3	7.4
Minority interest, affiliate earnings and other income, net	(0.8)	(0.5)	(0.5)
Earnings before interest and taxes	10.4%	10.4%	9.1%

To make the table comparable across years, 2000 excludes $62.9 million, or 2.4% of sales, of restructuring and other non-recurring charges.

Gross margin for 2000 was 24.3%, an improvement from 1999 and 1998 margins of 23.2% and 21.0%, respectively. While the increase is partly attributable to the acquisition of higher margin operations and the divestiture of lower margin operations in 1999, many of our core businesses also showed gross margin improvement. Our operations were able to make margin gains despite price reductions to customers of approximately $16 million in 2000, as compared to $35 million and $23 million in 1999 and 1998, respectively. For the first time in several years, we were able to offset the impact of price reductions in 2000 by actively pursuing reductions from our suppliers and making changes in product design and using process technology to remove cost and/or improve manufacturing capabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

Depreciation and amortization as a percentage of sales increased to 5.5% in 2000 versus 5.0% in each of 1999 and 1998 as a result of a full year's amortization of the goodwill associated with the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. Total depreciation and amortization increased by $22.1 million versus 1999.

Selling, general and administrative expenses (SG&A) as a percentage of sales increased to 9.2% from 8.3% and 7.4% in 1999 and 1998, respectively. Our acquisition of businesses with higher SG&A spending levels, as well as our continued commitment to research and development (R&D) in order to capitalize on growth opportunities have caused the increases. R&D spending increased to $112.0 million, or 4.2% of sales, as compared with $91.6 million, or 3.7% of sales, and $65.1 million, or 3.5% of sales in 2000, 1999 and 1998, respectively. We continue to invest in a number of cross-segment R&D programs that were initiated during 1999, as well as a number of other key programs, all of which are necessary for short- and long-term growth. We intend to maintain our commitment to R&D investment in the coming years while continuing to focus on controlling other SG&A costs. The relative increase in the non-R&D spending in SG&A is due in part to the changing mix of businesses. We have already taken steps to focus on getting costs in line to manage though the anticipated period of slower industry growth in the coming quarters. Additional actions are possible in 2001 to keep our cost structure competitive during the industry downturn.

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines.

Of the $62.9 million in pretax charges, $47.3 million represents non-cash charges. Approximately $4.4 million was spent in 2000 and the remaining $11.2 million is expected to be spent in 2001. We expect to fund the total cash outlay with cash flow from operations. The actions taken are expected to generate approximately $19 million in annualized savings, primarily from lower salaries and benefit costs and reduced depreciation charges, beginning in 2001. These savings are expected to be more than offset by lower revenue from the deterioration in the automotive and heavy-duty truck markets.

Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.

millions of dollars	Total Charges	Amount Incurred	Balance at December 31, 2000
Severance and other benefit costs	**$ 8.9**	$ (4.3)	$ 4.6
Asset write-downs	**11.6**	(11.6)	—
Loss on anticipated sale of business	**35.2**	(35.2)	—
Other exit costs and non-recurring charges	**7.2**	(0.6)	6.6
Total	**$62.9**	$(51.7)	$11.2

Severance and other benefit costs relate to the reduction of approximately 240 employees from the workforce. The reductions affect each of our operating segments, apart from TorqTransfer Systems, across each of our geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2000, approximately $4.3 million had been paid for severance and other benefits for 82 terminated employees. The remaining reductions and cash payments should be complete by the end of 2001.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn. Such assets have been taken out of production and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which is currently being reported as an investment in businesses held for sale on the Consolidated Balance Sheet. Fuel Systems produces metal tanks for the heavy-duty truck market in North America and does not fit our strategic focus on powertrain technology. In April 2000, we announced our intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy-duty truck market in the second half of 2000, the value of this business has significantly decreased, creating the $35.2 million loss.

Other exit costs and non-recurring charges are primarily non-employee related exit costs incurred to close certain non-production facilities we no longer need.

Equity in affiliate earnings and other income increased by $9.7 million from 1999 and by $3.8 million between 1999 and 1998. In addition to the $5.4 million gain on the sale of Kysor-Westran recorded in 2000, the increases are attributable to the improved results of our 50% owned Japanese joint venture, NSK-Warner. Our equity in NSK-Warner's earnings of $16.9 million was $4.0 million higher than the prior year, which was $5.3 million higher than 1998. NSK-Warner has continued to perform well since the 1998 economic downturn in the Asian economy.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

Interest expense and finance charges increased by $13.4 million in 2000 and by $22.3 million between 1999 and 1998. The increases are consistent with higher debt levels required to finance the two major acquisitions in 1999 and rising interest rates in the U.S. The rising interest rates through the first part of 2000 did not have as significant an impact on interest expense as might have been expected because 73% of our debt has fixed rates and only 27% has floating rates. Strong cash flows from operations and proceeds from divestitures have lowered debt levels to partially offset the impact of acquisitions on interest expense in 2000. The increase in interest expense between 1999 and 1998 was primarily the result of the acquisitions, as interest rates were more constant in 1999.

The provision for income taxes results in an effective tax rate for 2000 of 36.8% compared with rates of 36.1% for 1999 and 32.7% for 1998. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset somewhat by non-deductible expenses, such as goodwill. The increase in rates over the 3 years is largely due to the non-deductibility of the goodwill associated with the Kuhlman acquisition, as well as increased income from higher tax jurisdictions. The tax rate on the restructuring charge also reflected a difference in the book and tax carrying values of certain assets that were written down.

Financial Condition and Liquidity

Our cash and cash equivalents decreased $0.3 million at December 31, 2000 compared with December 31, 1999. Net cash provided by operating activities of $302.3 million, along with proceeds from businesses sold of $131.9 million were primarily used to fund $167.1 million of capital expenditures, repay $192.3 million of long-term debt, pay $43.0 million of taxes on businesses sold, repurchase $22.1 million of treasury stock and distribute $15.9 million of dividends to our shareholders.

Operating cash flow of $302.3 million is $42.2 million less than in 1999, and consists of $94.0 million of net earnings, non-cash charges of $163.0 million and a $45.3 million decrease in net operating assets and liabilities, net of the effects of divestitures. Non-cash charges are primarily comprised of $102.2 million in depreciation, $43.3 million of goodwill amortization, both of which increased compared to 1999, and the $47.3 million non-cash portion of the restructuring and other non-recurring charges recorded in 2000. Depreciation and goodwill increased by $10.9 million and $11.2 million, respectively, due to a full year's activity on the additional businesses acquired in 1999.

The decreased investment in net operating assets reflected in the December 31, 2000 balance sheet is mainly due to the continued emphasis on tight working capital management.

Net cash used in investing activities totaled $62.0 million, compared with $810.7 million in the prior year. The large decrease is primarily related to the acquisitions made in the prior year. The sale of Coleman Cable Systems, Inc., one of the electrical products businesses acquired from Kuhlman in March 1999, cleared escrow in January 2000. The total sales price of $137.3 million included debt securities with a face value of $15.3 million and $122 million in cash. Partially offsetting this inflow was $43 million in tax payments related to the sales of the electrical businesses. Capital spending totaling $167.1 million in 2000 was $23.7 million greater than in 1999, although at a similar level in terms of spending as a percentage of sales. Approximately 60% of the 2000 spending was related to expansion, with the remainder for cost reduction and other purposes. Heading into 2001, we plan to manage through the industry downturn using a program of controlled capital spending, although full year spending should still be approximately 5.5% to 6.5% of sales.

Stockholders' equity increased by $29.6 million in 2000. Net income of $94.0 million was partially offset by dividends of $15.9 million and $22.1 million to repurchase 589,700 shares of treasury stock. In relation to the dollar, the currencies in foreign countries where we conduct business, particularly the Euro, weakened, causing the currency translation component of other comprehensive income to decrease by $28.2 million in 2000.

Our total capitalization as of December 31, 2000 of $1,881.9 million is comprised of short-term debt of $54.4 million, long-term debt of $740.4 million and shareholders' equity of $1,087.1 million. Capitalization at December 31, 1999 was $2,037.8 million. During the year, we reduced our balance sheet debt to capital ratio to 42.2% from 48.1%. We have also been able to maintain our investment grade credit ratings from Moody's (Baa2) and Standard and Poor's (BBB+).

As of December 31, 2000, we maintain a $350 million revolving credit facility that was revised and extended until July 21, 2005. We also have $200 million available under a shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt instruments may be issued.

We believe that the combination of cash from operations and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, debt reduction and share repurchase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

Other Matters

Acquisition of Kuhlman Corporation

On March 1, 1999, we acquired all the outstanding shares of common stock of Kuhlman Corporation (Kuhlman), for a purchase price of $693.0 million. We also assumed $131.6 million of Kuhlman's existing indebtedness, which we subsequently refinanced. We funded the transaction by issuing 3,287,127 shares of BorgWarner Inc. common stock with a value of $149.8 million, and by borrowing approximately $543.2 million.

Kuhlman was a diversified industrial manufacturing company that operated in two product segments: vehicle and electrical products. In vehicle products, Kuhlman's Schwitzer and Kysor units were leading worldwide manufacturers of proprietary engine components, including turbochargers, fans and fan drives and other products. Their results since the date of the acquisition are in the consolidated financial statements.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These products did not fit our strategic direction and, at the time of the Kuhlman acquisition, we announced our intention to sell the businesses.

In 1999, we completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. Proceeds from the sales were used to repay indebtedness.

Acquisition of Eaton Corp.'s Fluid Power Division

Effective October 1, 1999, we acquired Eaton Corp.'s Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry, for $321.7 million. To partially finance the acquisition, we issued $150 million of 8.0% senior unsecured notes maturing September 2019. Cash from operations funded the remainder of the acquisition price. The Fluid Power Division designs and produces a variety of viscous fan drive cooling systems primarily for passenger vehicles such as light trucks, sport-utility vehicles and vans. Along with the commercial cooling systems business acquired from Kuhlman in March 1999, this acquisition positions us to globalize modular cooling systems integration opportunities across a full range of vehicle types.

Environmental and Litigation

BorgWarner and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 42 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to us, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, we have established a reserve for indicated environmental liabilities with a balance at December 31, 2000 of approximately $20.7 million. We expect this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, we agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified us that it discovered potential environmental contamination at its Crystal Springs, Mississippi plant while undertaking an expansion of the plant.

We have been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. To date, the investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. We have filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of our contractual indemnity. As the investigation is in its early stages, and the court has not yet ruled on the lawsuit, we cannot now estimate the potential liability associated with this matter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

Year 2000 Issues

BorgWarner has not experienced any significant system failures or year 2000 related problems with its customers, vendors or suppliers.

New Accounting Pronouncements

On January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. We have a small number of derivative instruments. Application of SFAS 133 is not material to results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The adoption of SAB No. 101 has not had a material effect on our reported results of operations, financial condition or cash flows.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which we must adopt for all applicable transactions occurring after March 31, 2001. We are currently assessing the impact of this standard on our results of operations, financial condition and cash flows.

Qualitative and Quantitative Disclosure About Market Risk

BorgWarner's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used in our manufacturing operations. However, commodity price risk is not considered to be material. We do not hold any market risk sensitive instruments for trading purposes.

We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk, which include monitoring of our level of exposure to each market risk.

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. We measure our interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discount cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2000, the net fair value of these net debt instruments would increase by approximately $38.7 million if interest rates decreased and would decrease by approximately $34.0 million if interest rates increased. Our interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 1999, measured in a similar manner, was slightly greater than at December 31, 2000.

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities in markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In the aggregate, our exposure related to such transactions is not material to our financial position, results of operations or cash flows in both 2000 and 1999.

Disclosure Regarding Forward-Looking Statements

Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 2000.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

BorgWarner Inc. and Consolidated Subsidiaries

The information in this report is the responsibility of management. BorgWarner Inc. has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all the company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with auditing standards generally accepted in the United States of America and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2000, the company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

The company's Finance and Audit Committee, composed entirely of directors of the company who are not employees, meets periodically with the company's management and independent auditors to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. In carrying out these responsibilities, the Finance and Audit Committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.

John F. Fiedler

John F. Fiedler
Chairman and Chief Executive Officer

Lawrence Skatoff

Lawrence B. Skatoff
Executive Vice President and Chief Financial Officer

February 7, 2001

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of BorgWarner Inc.:

We have audited the consolidated balance sheets of BorgWarner Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 7, 2001

CONSOLIDATED STATEMENTS OF OPERATIONS

BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars except per share amounts

FOR THE YEAR ENDED DECEMBER 31,	2000	1999	1998
Net sales	$2,645.9	$2,458.6	$1,836.8
Cost of sales	2,003.1	1,888.5	1,450.7
Depreciation	102.2	91.3	74.8
Selling, general and administrative expenses	244.1	203.3	135.1
Minority interest	2.7	1.3	2.1
Goodwill amortization	43.3	32.1	16.8
Restructuring and other non-recurring charges	62.9	—	—
Equity in affiliate earnings and other income	(23.8)	(14.1)	(10.3)
Earnings before interest expense, finance charges and income taxes	211.4	256.2	167.6
Interest expense and finance charges	62.6	49.2	26.9
Earnings before income taxes	148.8	207.0	140.7
Provision for income taxes	54.8	74.7	46.0
Net earnings	$ 94.0	$ 132.3	$ 94.7
Net earnings per share			
Basic	$ 3.56	$ 5.10	$ 4.03
Diluted	$ 3.54	$ 5.07	$ 4.00
Average shares outstanding (thousands)			
Basic	26,391	25,948	23,479
Diluted	26,487	26,078	23,676

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars

DECEMBER 31,	2000	1999
Assets		
Cash	$ 10.1	$ 11.1
Short-term securities	11.3	10.6
Receivables	168.9	216.2
Inventories	161.6	164.4
Deferred income taxes	1.7	2.8
Prepayments and other current assets	57.0	153.2
Total current assets	410.6	558.3
Land	30.0	32.5
Buildings	239.1	239.0
Machinery and equipment	906.9	834.1
Capital leases	5.1	5.3
Construction in progress	98.2	93.2
	1,279.3	1,204.1
Less accumulated depreciation	472.1	408.1
Net property, plant and equipment	807.2	796.0
Investments and advances	142.7	160.3
Goodwill	1,203.1	1,284.7
Deferred income taxes	49.4	18.8
Other noncurrent assets	152.9	152.6
Total other assets	1,548.1	1,616.4
	$2,765.9	$2,970.7
Liabilities and Stockholders' Equity		
Notes payable	$ 54.4	$ 134.0
Accounts payable and accrued expenses	408.2	433.7
Income taxes payable	67.3	92.1
Total current liabilities	529.9	659.8
Long-term debt	740.4	846.3
Long-term liabilities:		
Retirement-related liabilities	345.2	343.9
Other	53.0	54.4
Total long-term liabilities	398.2	398.3
Minority interest in consolidated subsidiaries	10.3	8.8
Commitments and contingencies	—	—
Capital stock:		
Preferred stock, $.01 par value; authorized shares: 5,000,000; none issued	—	—
Common stock, $.01 par value; authorized shares: 50,000,000; issued shares: 2000 and 1999, 27,040,492; outstanding shares: 2000, 26,225,283; 1999, 26,724,192	0.3	0.3
Non-voting common stock, $.01 par value; authorized shares: 25,000,000; none issued and outstanding	—	—
Capital in excess of par value	715.7	715.7
Retained earnings	422.9	346.4
Management shareholder notes	(2.5)	(2.0)
Accumulated other comprehensive income	(16.0)	12.3
Common stock held in treasury, at cost: 2000, 815,209 shares; 1999, 316,300 shares	(33.3)	(15.2)
Total stockholders' equity	1,087.1	1,057.5
Total Liabilities and Stockholders' Equity	$2,765.9	$2,970.7

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

BorgWarner Inc. and Consolidated Subsidiaries

		millions of dollars	
FOR THE YEAR ENDED DECEMBER 31,	2000	1999	1998
Operating			
Net earnings	$ 94.0	$ 132.3	$ 94.7
Adjustments to reconcile net earnings to net cash flows from operations:			
Non-cash charges (credits) to operations:			
Depreciation	102.2	91.3	74.8
Goodwill amortization	43.3	32.1	16.8
Non-cash restructuring charge	47.3	—	—
Deferred income tax provision	(8.5)	(4.0)	16.7
Other, principally equity in affiliate earnings	(21.3)	(14.1)	(11.4)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
(Increase) decrease in receivables	18.7	41.1	(29.3)
Increase in inventories	(14.7)	(19.0)	(9.1)
(Increase) decrease in prepayments and deferred income taxes	11.6	0.2	(7.6)
Increase in accounts payable and accrued expenses	7.0	57.9	3.0
Increase (decrease) in income taxes payable	19.5	18.9	(22.3)
Net change in other long-term assets and liabilities	3.2	7.8	6.3
Net cash provided by operating activities	302.3	344.5	132.6
Investing			
Capital expenditures	(167.1)	(143.4)	(122.2)
Payments for businesses acquired, net of cash acquired	—	(855.5)	(65.4)
Proceeds from sales of businesses	131.9	177.9	51.8
Payments for taxes on businesses sold	(43.0)	—	—
Proceeds from other assets	16.2	10.3	8.2
Net cash used in investing activities	(62.0)	(810.7)	(127.6)
Financing			
Net increase (decrease) in notes payable	(74.5)	(10.3)	73.3
Additions to long-term debt	86.9	621.8	2.4
Reductions in long-term debt	(192.3)	(150.0)	(26.1)
Payments for purchase of treasury stock	(22.1)	—	(13.0)
Proceeds from stock options exercised	1.1	0.7	0.7
Dividends paid	(15.9)	(15.5)	(14.1)
Net cash provided by (used in) financing activities	(216.8)	446.7	23.2
Effect of exchange rate changes on cash and cash equivalents	(23.8)	(2.8)	2.4
Net increase (decrease) in cash and cash equivalents	(0.3)	(22.3)	30.6
Cash and cash equivalents at beginning of year	21.7	44.0	13.4
Cash and cash equivalents at end of year	$ 21.4	$ 21.7	$ 44.0
Supplemental Cash Flow Information			
Net cash paid during the year for:			
Interest	$ 65.4	$ 51.1	$ 30.3
Income taxes	107.7	59.1	36.8
Non-cash financing transactions:			
Issuance of common stock for acquisition	$ —	$ 149.8	$ —
Issuance of common stock for management notes	0.5	—	2.0
Issuance of common stock for Executive Stock Performance Plan	0.8	1.1	1.8

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

BorgWarner Inc. and Consolidated Subsidiaries

	Number of Shares		*millions of dollars* Stockholders' Equity						Comprehensive Income
	Issued common stock	Common stock in treasury	Issued common stock	Capital in excess of par value	Treasury stock	Management shareholder notes	Retained earnings	Accumulated other comprehensive income	
Balance, January 1, 1998	23,754,865	(210,600)	$ 0.2	$566.0	$(10.2)	$ —	$150.7	$(13.0)	—
Purchase of treasury stock	—	(273,200)	—	—	(13.0)	—	—	—	—
Dividends declared	—	—	—	—	—	—	(14.1)	—	—
Shares issued for management shareholder note	—	36,930	—	0.3	1.7	(2.0)	—	—	—
Shares issued under stock option plans	—	43,614	—	(0.3)	2.1	—	(1.1)	—	—
Shares issued under executive stock plan	—	35,564	—	—	1.8	—	—	—	—
Non-voting common stock converted to voting common stock	(1,500)	1,500	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	94.7	—	$ 94.7
Adjustment for minimum pension liability	—	—	—	—	—	—	—	1.7	1.7
Currency translation adjustment	—	—	—	—	—	—	—	11.8	11.8
Balance, December 31, 1998	23,753,365	(366,192)	$ 0.2	$566.0	$(17.6)	$(2.0)	$230.2	$ 0.5	$108.2
Dividends declared	—	—	—	—	—	—	(15.5)	—	—
Shares issued for Kuhlman Acquisition	3,287,127	—	0.1	149.7	—	—	—	—	—
Shares issued under stock option plans	—	28,000	—	—	1.3	—	(0.6)	—	—
Shares issued under executive stock plan	—	21,892	—	—	1.1	—	—	—	—
Net income	—	—	—	—	—	—	132.3	—	$132.3
Adjustment for minimum pension liability	—	—	—	—	—	—	—	(0.1)	(0.1)
Currency translation adjustment	—	—	—	—	—	—	—	11.9	11.9
Balance, December 31, 1999	27,040,492	(316,300)	$ 0.3	$715.7	$(15.2)	$(2.0)	$346.4	$ 12.3	$144.1
Purchase of treasury stock	—	(589,700)	—	—	(22.1)	—	—	—	—
Dividends declared	—	—	—	—	—	—	(15.9)	—	—
Shares issued for management shareholder note	—	15,223	—	—	0.7	(0.5)	(0.2)	—	—
Shares issued under stock option plans	—	53,750	—	—	2.2	—	(1.1)	—	—
Shares issued under executive stock plan	—	21,818	—	—	1.1	—	(0.3)	—	—
Net income	—	—	—	—	—	—	94.0	—	$ 94.0
Adjustment for minimum pension liability	—	—	—	—	—	—	—	(0.1)	(0.1)
Currency translation adjustment	—	—	—	—	—	—	—	(28.2)	(28.2)
Balance, December 31, 2000	**27,040,492**	**(815,209)**	**$ 0.3**	**$715.7**	**$(33.3)**	**$(2.5)**	**$422.9**	**$(16.0)**	**$ 65.7**

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks, commercial transportation products and industrial equipment. Its products fall into five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems.

1 *Summary of Significant Accounting Policies*

The following paragraphs briefly describe significant accounting policies.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation The consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior amounts have been reclassified to conform to the current year presentation.

Short-term securities Short-term securities are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash equivalents for purposes of preparing the Consolidated Statements of Cash Flows. All short-term securities meet this criterion.

Accounts receivable In 1999, an agreement with a financial institution to sell, without recourse, eligible receivables was amended from $127.5 million to $153.0 million. Under this agreement, the Company has sold $150.0 million of accounts receivable as of December 31, 2000 and December 31, 1999. The agreement extends through December 19, 2001.

Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventory held by U.S. operations was $92.4 million in 2000 and $96.2 million in 1999. Such inventories, if valued at current cost instead of LIFO, would have been greater by $5.1 million and $6.3 million, respectively.

Property, plant and equipment and depreciation Property, plant and equipment are valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets ranging from 3 to 30 years. For income tax purposes, accelerated methods of depreciation are generally used.

Goodwill Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically evaluates the carrying value of goodwill to determine if adjustment to the amortization period or to the unamortized balance is warranted.

Revenue recognition The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Financial instruments Financial instruments consist primarily of investments in cash, short-term securities, receivables and debt securities and obligations under accounts payable and accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Note 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds have been recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. They have been classified as investments available-for-sale in the other current assets section of the December 31, 2000 and 1999 Consolidated Balance Sheets. The contractual maturities of these bonds are beyond five years.

Foreign currency The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues and expenses. The local currency is the functional currency for all the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

New accounting pronouncements On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged fore- casted transaction. The Company has a small number of derivative instruments. Application of SFAS 133 is not material to results of operations, financial condition or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB provides guidance on the recognition, presentation and disclosure of revenue in the financial statements of public companies. The adoption of SAB No. 101 has not had a material effect on the Company's reported results of operations, financial condition or cash flows.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which the Company must adopt for all applicable transactions occurring after March 31, 2001. The Company is currently assessing the impact of this standard on its results of operations, financial condition and cash flows.

2 *Research and Development Costs*

The Company spent approximately $112.0 million, $91.6 million and $65.1 million in 2000, 1999 and 1998, respectively, on research and development activities. Not included in these amounts were customer- sponsored R&D activities of approximately $12.5 million, $9.4 million and $8.4 million in 2000, 1999 and 1998, respectively.

3 *Equity in Affiliate Earnings and Other Income*

Items included in equity in affiliate earnings and other income consist of:

| | | | *millions of dollars* |
DECEMBER 31,	2000	1999	1998
Equity in affiliate earnings	$15.7	$11.7	$ 5.5
Gains on sale of businesses	5.4	—	3.3
Interest income	0.8	1.1	0.4
Gain (loss) on asset disposals, net	(0.4)	0.3	(0.1)
Other	2.3	1.0	1.2
	$23.8	$14.1	$10.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 *Income Taxes*

Income before taxes and provision for taxes consist of:

millions of dollars

	2000			1999			1998		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
Income before taxes	$72.1	$76.7	$148.8	$121.6	$85.4	$207.0	$99.3	$41.4	$140.7
Income taxes:									
Current :									
Federal/foreign	$26.8	$24.9	$ 51.7	$ 50.0	$21.2	$ 71.2	$ 6.4	$18.5	$ 24.9
State	11.6	—	11.6	7.5	—	7.5	4.4	—	4.4
	38.4	24.9	63.3	57.5	21.2	78.7	10.8	18.5	29.3
Deferred	(13.7)	5.2	(8.5)	(9.5)	5.5	(4.0)	14.8	1.9	16.7
Total income taxes	$24.7	$30.1	$54.8	$ 48.0	$26.7	$ 74.7	$25.6	$20.4	$ 46.0

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

millions of dollars

	2000	1999	1998
Income taxes at U.S. statutory rate of 35%	$52.0	$72.5	$49.2
Increases (decreases) resulting from:			
Income from non-U.S. sources	(0.3)	(5.4)	6.7
State taxes, net of federal benefit	7.5	4.9	2.9
Business tax credits, net	(10.3)	(8.4)	(8.5)
Affiliate earnings	(5.5)	(4.1)	(1.9)
Nontemporary differences and other	11.4	15.2	(2.4)
Income taxes as reported	$54.8	$74.7	$46.0

Following are the gross components of deferred tax assets and liabilities as of December 31, 2000 and 1999:

millions of dollars

	2000	1999
Deferred tax assets – current:		
Accrued costs related to divested operations	$ 1.7	$ 2.8
Deferred tax assets – noncurrent:		
Postretirement benefits	$126.7	$113.2
Pension	1.5	1.5
Other long-term liabilities and reserves	29.5	45.8
Foreign tax credits	2.5	11.2
Valuation allowance	(2.5)	(11.2)
Other	38.8	40.3
	196.5	200.8
Deferred tax liabilities – noncurrent:		
Fixed assets	78.7	72.8
Pension	25.2	23.8
Other	43.2	85.4
	147.1	182.0
Net deferred tax asset – noncurrent	$ 49.4	$ 18.8

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as the amounts are essentially permanent in nature. A valuation allowance has been provided for those foreign tax credits which are estimated to expire before they are utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 *Balance Sheet Information*

Detailed balance sheet data are as follows:

DECEMBER 31,	2000	1999
Receivables:		
Customers	$136.6	$182.6
Other	37.5	38.4
	174.1	221.0
Less allowance for losses	5.2	4.8
Net receivables	$168.9	$216.2
Inventories:		
Raw material	$ 73.1	$ 76.4
Work in progress	42.0	39.1
Finished goods	46.5	48.9
Total inventories	$161.6	$164.4
Prepayments and other current assets:		
Investment in businesses held for sale	$ 31.7	$129.0
Other	25.3	24.2
Total prepayments and other current assets	$57.0	$153.2
Investments and advances:		
NSK-Warner	$140.9	$154.1
Other	1.8	6.2
Total investments and advances	$142.7	$160.3
Other noncurrent assets:		
Deferred pension assets	$ 66.5	$ 65.1
Deferred tooling	65.1	62.3
Other	21.3	25.2
Total other noncurrent assets	$152.9	$152.6
Accounts payable and accrued expenses:		
Trade payables	$230.1	$222.9
Payroll and related	53.9	60.4
Insurance	22.7	32.1
Accrued costs related to divested operations	5.0	11.7
Warranties and claims	16.1	20.0
Restructuring and other non-recurring charges	11.2	—
Other	69.2	86.6
Total accounts payable and accrued expenses	$408.2	$433.7
Other long-term liabilities:		
Environmental reserves	$ 20.7	$ 17.8
Other	32.3	36.6
Total other long-term liabilities	$ 53.0	$ 54.4

millions of dollars

Dividends and other payments received from affiliates accounted for under the equity method totaled $25.5 million in 2000, $5.5 million in 1999 and $3.9 million in 1998.

Accumulated amortization of goodwill amounted to $187.6 million in 2000 and $148.7 million in 1999.

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the fiscal years ended March 31, 2000, 1999 and 1998:

millions of dollars

	2000	1999	1998
Balance sheets:			
Current assets	$196.0	$143.8	$139.0
Noncurrent assets	157.8	137.4	119.4
Current liabilities	96.2	69.9	68.0
Noncurrent liabilities	8.5	6.9	7.0
Statements of operations:			
Net sales	$303.8	$235.9	$264.1
Gross profit	64.7	52.6	64.7
Net income	27.7	16.9	21.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 *Notes Payable and Long-Term Debt*

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2000 and 1999 was 6.6% and 6.5%, respectively.

millions of dollars

DECEMBER 31,	2000 Current	2000 Long-Term	1999 Current	1999 Long-Term
Bank borrowings	$48.7	$ 57.7	$131.1	$142.0
Bank term loans due through 2009 (at an average rate of 4.2% in 2000 and 5.3% in 1999; and 3.3% at December 31, 2000)	4.7	23.1	2.2	6.1
7% Senior Notes due 2006, net of unamortized discount	—	142.8	—	149.7
6.5% Senior Notes due 2009, net of unamortized discount	—	188.4	—	198.3
8% Senior Notes due 2019, net of unamortized discount	—	139.9	—	149.9
7.125% Senior Notes due 2029, net of unamortized discount	—	187.3	—	197.2
Capital lease liabilities (at an average rate of 7.6% in 2000 and 6.8% in 1999)	1.0	1.2	0.7	3.1
Total notes payable and long-term debt	$54.4	$740.4	$134.0	$846.3

Annual principal payments, which reflect $4.5 million of unamortized discounts, required as of December 31, 2000 are as follows (in millions of dollars):

2001	$ 54.4
2002	4.5
2003	3.2
2004	3.1
2005	60.7
after 2005	673.4

The Company has a revolving credit facility which provides for borrowings up to $350 million through July, 2005. At December 31, 2000, the facility was unused; at December 31, 1999, $66.0 million of borrowings under the facility were outstanding. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional foreign indebtedness.

Bank term loans of $27.8 million outstanding at December 31, 2000 are subject to annual reductions of $4.7 million in 2001, $3.3 million in 2002, $3.2 million in 2003, $3.1 million in 2004, and $13.5 million in 2005 and thereafter.

As of December 31, 2000 and 1999, the estimated fair values of the Company's senior unsecured notes totaled $516.6 million and $651.6 million, respectively. The estimated fair values were $141.8 million lower in 2000, and $43.5 million lower in 1999, than their respective carrying values. The fair value of all other debt instruments is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates for borrowings with similar terms and maturities. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair-value estimates do not necessarily reflect the values the Company could realize in the current markets.

7 *Restructuring and Other Non-Recurring Charges*

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines.

Of the $62.9 million pretax charges, $47.3 million represents non-cash charges. Approximately $4.4 million was spent in 2000 and the remaining $11.2 million is expected to be spent in 2001. The Company expects to fund the total cash outlay with cash flow from operations. The actions taken are expected to generate approximately $19 million in annualized savings, primarily from lower salaries and benefit costs and reduced depreciation charges, beginning in 2001. These savings are expected to be more than offset by lower revenue from the deterioration in the automotive and heavy-duty truck markets.

Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.

millions of dollars	Total Charges	Amount Incurred	Balance at December 31, 2000
Severance and other benefit costs	$ 8.9	$ (4.3)	$ 4.6
Asset write-downs	11.6	(11.6)	—
Loss on anticipated sale of business	35.2	(35.2)	—
Other exit costs and non-recurring charges	7.2	(0.6)	6.6
Total	$62.9	$(51.7)	$11.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Severance and other benefit costs relate to the reduction of approximately 240 employees from the workforce. The reductions affect each of the Company's operating segments, apart from TorqTransfer Systems, across each of the Company's geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2000, approximately $4.3 million had been paid for severance and other benefits for 82 terminated employees. The remaining reductions and cash payments should be complete by the end of 2001.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn. Such assets have been taken out of production and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which is currently being reported as an investment in businesses held for sale on the Consolidated Balance Sheet. Fuel Systems produces metal tanks for the heavy-duty truck market in North America and does not fit the Company's strategic focus on powertrain technology. In April 2000, the Company announced its intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy-duty truck market in the second half of 2000, the value of this business has significantly decreased, creating the $35.2 million loss.

Other exit costs and non-recurring charges are primarily non-employee related exit costs incurred to close certain non-production facilities the Company no longer needs.

8 *Retirement Benefit Plans*

The Company has a number of defined benefit pension plans and other postretirement benefit plans covering eligible salaried and hourly employees. The other postretirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

				millions of dollars
	Pension Benefits		Postretirement Benefits	
	2000	1999	**2000**	1999
Change in benefit obligation:				
Benefit obligation at beginning of year	**$349.7**	$345.8	**$ 300.1**	$ 296.8
Service cost	**6.8**	6.2	**3.8**	4.8
Interest cost	**23.4**	22.6	**23.4**	21.1
Plan participants' contributions	**0.2**	0.2	**—**	—
Amendments	**2.2**	—	**—**	(0.5)
Net actuarial (gain) loss	**8.8**	(30.2)	**39.2**	(26.6)
Acquisitions/divestitures	**—**	57.8	**—**	29.4
Currency translation adjustment	**(11.5)**	(8.8)	**—**	—
Curtailments	**—**	(0.3)	**—**	—
Settlements	**(2.1)**	(17.3)	**(0.5)**	(0.5)
Special termination benefits	**0.4**	—	**—**	—
Benefits paid	**(27.6)**	(26.3)	**(24.4)**	(24.4)
Benefit obligation at end of year	**$350.3**	$349.7	**$ 341.6**	$ 300.1
Change in plan assets:				
Fair value of plan assets at beginning of year	**$447.0**	$378.7		
Actual return on plan assets	**(16.1)**	53.0		
Acquisitions/divestitures	**—**	57.8		
Employer and other contributions	**(7.5)**	5.5		
Plan participants' contributions	**0.2**	0.2		
Currency translation adjustment	**(8.0)**	(3.8)		
Settlements	**(2.9)**	(18.1)		
Benefits paid	**(27.6)**	(26.3)		
Fair value of plan assets at end of year	**$385.1**	$447.0		
Reconciliation of funded status:				
Funded status	**$ 34.8**	$ 97.3	**$(341.6)**	$(300.1)
Unrecognized net actuarial (gain) loss	**(7.4)**	(71.4)	**35.5**	(3.2)
Unrecognized transition asset	**(0.4)**	(0.8)		
Unrecognized prior service cost	**7.4**	6.7	**(0.7)**	(0.7)
Net amount recognized	**$ 34.4**	$ 31.8	**$(306.8)**	$(304.0)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	**$ 66.5**	$ 65.1	**$ —**	$ —
Accrued benefit liability	**(32.3)**	(33.5)	**(306.8)**	(304.0)
Accumulated other comprehensive income	**0.2**	0.2	**—**	—
Net amount recognized	**$ 34.4**	$ 31.8	**$(306.8)**	$(304.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

						millions of dollars	
		Pension Benefits			Other Postretirement Benefits		
FOR THE YEAR ENDED DECEMBER 31,	**2000**	1999	1998	**2000**	1999	1998
Components of net periodic benefit cost:						
Service cost	**$ 6.8**	$ 6.2	$ 5.4	**$ 3.8**	$ 4.8	$ 4.6
Interest cost	**23.4**	22.6	21.7	**23.4**	21.1	18.7
Expected return on plan assets	**(36.8)**	(34.7)	(28.6)			
Amortization of unrecognized transition asset	**(0.1)**	(0.2)	(0.2)			
Amortization of unrecognized prior service cost	**1.5**	1.2	1.5	**(0.1)**	—	—
Amortization of unrecognized loss	**(2.7)**	—	—			
Settlement loss	**1.8**	0.8	—			
Curtailment gain	**—**	(0.3)	(0.8)			
Net periodic benefit cost (income)	**$ (6.1)**	$ (4.4)	$ (1.0)	**$27.1**	$25.9	$23.3

The Company's weighted-average assumptions used as of December 31, in determining the pension costs and pension liabilities shown above were as follows:

						percent	
		Pension Benefits			Other Postretirement Benefits		
	2000	1999	1998	**2000**	1999	1998
U.S. plans:						
Discount rate	**8.0-8.25**	8.0	6.75	**7.5**	8.0	6.75
Rate of salary progression	**4.5**	4.5	4.5			
Expected return on plan assets	**9.5**	9.5	9.5			
Foreign plans:						
Discount rate	**5.5-6.0**	5.5-6.0	5.0-6.0			
Rate of compensation increase	**2.5-4.0**	2.5-4.5	2.5-4.5			
Expected return on plan assets	**6.0**	6.0	6.0			

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

		millions of dollars
	2000	1999
Accumulated benefit obligation	**$120.6**	$30.6
Plan assets	**90.7**	—
Deficiency	**$ 29.9**	$30.6

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 8.0% in 2001 grading down 1% per year until the ultimate rate of 4.5% is reached in 2005. A one-percentage point change in the assumed health care cost trend would have the following effects:

		millions of dollars
	One Percentage Point	
	Increase	Decrease
Effect on postretirement benefit obligation	$37.4	$(31.7)
Effect on total service and interest cost components	$ 3.5	$ (3.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 *Stock Incentive Plans*

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase shares of the Company's common stock at the fair market value on the date of grant. In 2000, the Company increased the number of shares available for grant by 1,200,000 to 2,700,000 shares. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2000, there are 1,211,371 outstanding options on the 1993 Stock Incentive Plan and 37,050 fully vested options outstanding that were granted under a predecessor plan.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant.

A summary of the two plans' shares under option at December 31, 2000, 1999 and 1998 follows:

	2000		1999		1998	
	Shares (thousands)	Weighted-average exercise price	Shares (thousands)	Weighted-average exercise price	Shares (thousands)	Weighted-average exercise price
Outstanding at beginning of year	861	$43.37	654	$38.85	471	$30.72
Granted	506	36.11	266	53.25	242	51.76
Exercised	(54)	19.59	(28)	22.35	(44)	17.44
Forfeited	(65)	47.77	(31)	52.03	(15)	53.42
Outstanding at end of year	1,248	$41.22	861	$43.37	654	$38.85
Options exercisable at year-end	431	$38.12	328	$28.32	294	$22.83
Options available for future grants	1,269					

The following table summarizes information about stock options outstanding at December 31, 2000:

	Options Outstanding			*Options Exercisable*	
Range of exercise prices	Number outstanding (thousands)	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable (thousands)	Weighted-average exercise price
$16.56 – 18.83	37	1.1	$16.98	37	$16.98
$22.50 – 44.19	690	7.8	33.47	193	26.39
$50.91 – 53.44	223	7.4	51.87	109	51.86
$53.88 – 57.31	298	8.0	54.24	92	55.05
$16.56 – 57.31	1,248	7.6	$41.22	431	$38.12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2000	1999	1998
Risk-free interest rate	6.50%	5.43%	5.57%
Dividend yield	1.52%	1.49%	1.16%
Volatility factor	32.54%	31.88%	31.37%
Weighted-average expected life	6.5 years	6.5 years	6.5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to stock options, are as follows:

	millions of dollars except per share and option amounts		
	2000	1999	1998
Net earnings – as reported	$94.0	$132.3	$94.7
Net earnings – pro forma	92.5	130.7	93.1
Earnings per share – as reported (basic)	3.56	5.10	4.03
Earnings per share – as reported (diluted)	3.54	5.07	4.00
Earnings per share – pro forma (basic)	3.50	5.04	3.96
Earnings per share – pro forma (diluted)	3.48	5.01	3.93
Weighted-average fair value of options granted during the year	13.63	19.45	18.52

Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 2000, 1999 and 1998, the amounts earned under the plan and accrued over the three-year periods were $3.4 million, $2.0 million and $4.3 million, respectively. Under this plan, 21,818 shares, 21,892 shares and 35,564 shares were issued in 2000, 1999 and 1998, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 96,000, 130,000 and 197,000 for 2000, 1999 and 1998, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

10 *Other Comprehensive Income*

The tax effects of the components of other comprehensive income in the Consolidated Statements of Shareholders' Equity are as follows:

	millions of dollars		
FOR THE YEAR ENDED DECEMBER 31,	2000	1999	1998
Foreign currency translation adjustment	$(44.8)	$18.6	$17.6
Income taxes	16.6	(6.7)	(5.8)
Net foreign currency translation adjustment	(28.2)	11.9	11.8
Minimum pension liability adjustment	(0.2)	(0.2)	2.5
Income taxes	0.1	0.1	(0.8)
Net minimum pension liability adjustment	(0.1)	(0.1)	1.7
Other comprehensive income (loss)	$(28.3)	$11.8	$13.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

	millions of dollars	
DECEMBER 31,	**2000**	1999
Foreign currency translation adjustment	**$(15.8)**	$12.4
Minimum pension liability adjustment	**(0.2)**	(0.1)
Accumulated other comprehensive income	**$(16.0)**	$12.3

11 *Contingent Liabilities*

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 42 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2000 of approximately $20.7 million. The Company expects this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystals Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. To date, the investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. The Company has filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of BorgWarner's contractual indemnity. As the investigation is in its early stages, and the court has not yet ruled on the lawsuit, the Company cannot now estimate the potential liability associated with this matter.

12 *Acquisitions and Divestitures*
Acquisitions
Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman Corporation, a manufacturer of vehicle and electrical products, for a purchase price of $693.0 million. The Company funded the transaction by issuing 3,287,127 shares of the Company's common stock valued at $149.8 million and by borrowing $543.2 million in cash. The Company also assumed additional indebtedness for the settlement of certain long-term incentive programs and severance programs, which amounted to approximately $14 million, net of tax benefits, and refinanced Kuhlman's other existing indebtedness assumed of $131.6 million.

The vehicle products were accounted for as a purchase and the Company began consolidating their results since the date of inception. These businesses have been integrated into the Air/Fluid Systems, Cooling Systems and Morse TEC segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These businesses manufactured transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the Kuhlman Acquisition, the Company announced that it intended to sell the businesses by the end of the year. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

In 1999, Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. See Note 1 for the carrying value of debt securities related to the sales. Proceeds from the sales were used to repay indebtedness. In the December 31, 1999 Consolidated Balance Sheet, the Company's net investment in Coleman Cable is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products business compared with the total Kuhlman business.

Eaton Corporation's Fluid Power Division

On October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry for $321.7 million in cash. The Company accounted for the acquisition as a purchase and began consolidating it in October 1999.

The following unaudited pro forma information has been prepared assuming that both the Kuhlman merger and the Eaton Corporation's Fluid Power Division acquisition had occurred at the beginning of 1998, and includes adjustments for estimated amounts of goodwill amortization, increased interest expense on borrowings incurred to finance the transactions, elimination of expenses related to Kuhlman's corporate headquarters which has been closed, exclusion of revenues, costs and expenses for Kuhlman's electrical products businesses, including an allocation of goodwill amortization and interest expense, and the tax effects of all preceding adjustments. Sales from divested operations of $41.3 million in 1999 and $121.1 million in 1998 are included in the pro forma sales amounts.

	millions of dollars except per share amounts	
YEAR ENDED DECEMBER 31,	1999	1998
Net sales	$2,684.4	$2,482.4
Net earnings	134.8	105.7
Net earnings per share		
Basic	5.04	3.95
Diluted	5.03	3.92

13 *Operating Segments and Related Information*

The Company's business comprises five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating Segments

millions of dollars

	Sales			Earnings Before Interest and Taxes	Year End Assets	Depreciation/ Amortization	Long-Lived Assets Expenditures[d]
	Customers	Inter- segment	Net				
2000							
Air/Fluid Systems	$ 419.0	$ 8.8	$ 427.8	$ 35.7	$ 403.2	$ 20.7	$ 27.0
Cooling Systems[b]	280.8	0.5	281.3	32.1	536.8	27.9	16.7
Morse TEC	860.0	25.8	885.8	127.4	1,017.7	50.3	82.8
TorqTransfer Systems	524.9	1.8	526.7	37.2	250.3	18.0	19.2
Transmission Systems	428.5	9.0	437.5	46.0	353.1	22.6	32.6
Divested operations and businesses held for sale[a]	132.7	0.2	132.9	3.2	73.6	2.9	4.6
Intersegment eliminations	—	(46.1)	(46.1)	—	—	—	—
Total	2,645.9	—	2,645.9	281.6	2,634.7	142.4	182.9
Corporate, including equity in affiliates	—	—	—	(7.3)	131.2[c]	3.1	13.9
Restructuring and other non-recurring charges	—	—	—	(62.9)	—	—	—
Consolidated	$2,645.9	$ —	$2,645.9	$211.4	$2,765.9	$145.5	$196.8
1999							
Air/Fluid Systems	$ 406.3	$ 7.6	$ 413.9	$ 36.5	$ 407.9	$ 19.4	$ 14.4
Cooling Systems[b]	140.2	2.6	142.8	17.9	560.8	11.4	7.7
Morse TEC	771.4	25.5	796.9	109.7	1,007.4	43.7	88.4
TorqTransfer Systems	560.9	2.4	563.3	41.2	261.3	18.5	31.0
Transmission Systems	405.2	8.2	413.4	54.1	356.0	22.7	21.1
Divested operations and businesses held for sale[a]	174.6	3.4	178.0	6.9	123.4	6.1	6.2
Intersegment eliminations	—	(49.7)	(49.7)	—	—	—	—
Total	2,458.6	—	2,458.6	266.3	2,716.8	121.8	168.8
Corporate, including equity in affiliates	—	—	—	(10.1)	253.9[c]	1.6	—
Consolidated	$2,458.6	$ —	$2,458.6	$256.2	$2,970.7	$123.4	$168.8
1998							
Air/Fluid Systems	$ 343.9	$ 7.5	$ 351.4	$ 25.1	$ 380.0	$ 17.2	$ 21.0
Morse TEC	511.4	24.8	536.2	78.5	649.0	29.0	60.3
TorqTransfer Systems	516.4	2.4	518.8	28.4	288.1	17.7	13.4
Transmission Systems	346.4	8.6	355.0	42.7	386.6	21.1	22.7
Divested operations and businesses held for sale[a]	118.7	2.4	121.1	2.0	62.1	5.0	15.9
Intersegment eliminations	—	(45.7)	(45.7)	—	(4.9)	—	—
Total	1,836.8	—	1,836.8	176.7	1,760.9	90.0	133.3
Corporate, including equity in affiliates	—	—	—	(9.1)	85.2[c]	1.6	3.7
Consolidated	$1,836.8	$ —	$1,836.8	$167.6	$1,846.1	$ 91.6	$137.0

(a) Kysor-Westran was sold in 2000. The forged powdered metal race business was sold in 1999. The torque converter and connecting rod businesses were sold in 1998.

(b) Cooling Systems was added in 1999.

(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.

(d) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

	2000	1999	1998
millions of dollars			
Earnings before interest and income taxes	$211.4	$256.2	$167.6
Interest expense and finance charges	(62.6)	(49.2)	(26.9)
Earnings before income taxes	$148.8	$207.0	$140.7

Geographic information No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK-Warner (Note 5) amounting to $140.9 million at December 31, 2000 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

millions of dollars

	Net Sales			Long-Lived Assets		
	2000	1999	1998	2000	1999	1998
United States	$1,960.2	$1,848.4	$1,410.0	$591.9	$574.1	$494.9
Europe:						
Germany	350.0	325.6	264.2	132.3	128.9	91.7
Other Europe	183.2	165.6	93.6	60.6	67.1	55.5
Total Europe	533.2	491.2	357.8	192.9	196.0	147.2
Other Foreign	152.5	119.0	69.0	88.6	89.2	56.3
Total	$2,645.9	$2,458.6	$1,836.8	$873.4	$859.3	$698.4

Sales to major customers Consolidated sales included sales to Ford Motor Company of approximately 30%, 31% and 36%; to DaimlerChrysler of approximately 19%, 19% and 19%; and to General Motors Corporation of approximately 13%, 13% and 16% for the years ended December 31, 2000, 1999 and 1998, respectively. No other single customer accounted for more than 10% of consolidated sales in any year between 1998 and 2000. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the five operating segments had significant sales to all three of the customers listed above.

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2000 and 1999 interim results of operations. Certain 2000 and 1999 quarterly amounts have been reclassified to conform to the annual presentation.

millions of dollars except per share amounts

	2000					1999				
QUARTER ENDED,	March 31	June 30	Sept. 30	Dec. 31	Year 2000	March 31	June 30	Sept. 30	Dec. 31	Year 1999
Net sales	$730.2	$700.9	$618.5	$596.3	$2,645.9	$551.3	$640.8	$589.7	$676.8	$2,458.6
Cost of sales	550.3	531.3	473.0	448.5	2,003.1	424.4	491.7	458.6	513.8	1,888.5
Depreciation	26.2	25.9	25.2	24.9	102.2	20.5	22.8	22.6	25.4	91.3
Selling, general and administrative expenses	63.5	57.8	57.5	65.3	244.1	42.4	53.5	51.0	56.4	203.3
Minority interest	0.7	0.4	0.8	0.8	2.7	0.4	0.4	0.4	0.1	1.3
Goodwill amortization	11.0	10.7	10.8	10.8	43.3	5.7	7.7	7.7	11.0	32.1
Restructuring and other non-recurring charges	—	—	32.6	30.3	62.9	—	—	—	—	—
Equity in affiliate earnings and other income	(3.5)	(4.7)	(4.2)	(11.4)	(23.8)	(2.5)	(4.6)	(3.9)	(3.1)	(14.1)
Earnings before interest expense, finance charges and income taxes	82.0	79.5	22.8	27.1	211.4	60.4	69.3	53.3	73.2	256.2
Interest expense and finance charges	15.9	15.9	15.9	14.9	62.6	8.6	12.6	10.5	17.5	49.2
Earnings before income taxes	66.1	63.6	6.9	12.2	148.8	51.8	56.7	42.8	55.7	207.0
Provision for income taxes	25.1	23.5	1.7	4.5	54.8	19.7	20.4	15.4	19.2	74.7
Net earnings	$ 41.0	$ 40.1	$ 5.2	$ 7.7	$ 94.0	$ 32.1	$ 36.3	$ 27.4	$ 36.5	$ 132.3
Net earnings per share – basic	$ 1.54	$ 1.52	$ 0.20	$ 0.30	$ 3.56	$ 1.33	$ 1.36	$ 1.03	$ 1.36	$ 5.10
Net earnings per share – diluted	$ 1.53	$ 1.51	$ 0.20[a]	$ 0.30[a]	$ 3.54[a]	$ 1.32	$ 1.35	$ 1.02	$ 1.36	$ 5.07

(a) Diluted earnings per share excluding the restructuring and other non-recurring charges for the quarters ended September 30, 2000 and December 31, 2000 and for the year ended December 31, 2000 were $0.95, $1.02 and $5.01, respectively.

SELECTED FINANCIAL DATA

BorgWarner Inc. and Consolidated Subsidiaries

millions of dollars except per share data

FOR THE YEAR ENDED DECEMBER 31,	2000	1999	1998	1997	1996
Statement of Operations Data					
Net sales	$2,645.9	$2,458.6	$1,836.8	$1,767.0	$1,540.1
Cost of sales	2,003.1	1,888.5	1,450.7	1,375.4	1,205.5
Depreciation	102.2	91.3	74.8	70.4	71.3
Selling, general and administrative expenses	244.1	203.3	135.1	132.0	122.7
Minority interest	2.7	1.3	2.1	3.2	2.6
Goodwill amortization	43.3	32.1	16.8	16.7	13.5
Restructuring and other non-recurring charges	62.9[b]	—	—	—	—
Loss on sale of business	—	—	—	—	61.5[a]
Equity in affiliate earnings and other income	(23.8)	(14.1)	(10.3)	(13.2)	(13.1)
Interest expense and finance charges	62.6	49.2	26.9	24.6	21.4
Provision for income taxes	54.8	74.7	46.0	54.7	12.9
Net earnings	$ 94.0	$ 132.3	$ 94.7	$ 103.2	$ 41.8
Net earnings per share – basic	$ 3.56[b]	$ 5.10	$ 4.03	$ 4.35	$ 1.77[a]
Average shares outstanding (thousands) – basic	26,391	25,948	23,479	23,683	23,564
Net earnings per share – diluted	$ 3.54[b]	$ 5.07	$ 4.00	$ 4.31	$ 1.75[a]
Average shares outstanding (thousands) – diluted	26,487	26,078	23,676	23,934	23,830
Cash dividend declared per share	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Balance Sheet Data (at end of period)					
Total assets	$2,765.9	$2,970.7	$1,846.1	$1,736.3	$1,623.6
Total debt	794.8	980.3	393.5	338.1	317.3

(a) The Company recorded a pretax loss on the sale of the North American manual transmission business of $61.5 million, which, net of tax benefit of $26.5 million, resulted in an after-tax charge of $35.0 million, or $1.49 per diluted share.

(b) In 2000, the Company recorded $62.9 million in restructuring and other non-recurring charges. Net of tax, this totalled $38.7 million or $1.47 per diluted share. Earnings before restructuring and other non-recurring charges were $132.7 million, or $5.01 per diluted share.

CORPORATE INFORMATION

Company Information
BorgWarner Inc.
200 South Michigan Avenue
Chicago, IL 60604
312-322-8500
www.bwauto.com

Stock Listing
Shares are listed and traded on the New York Stock Exchange.
Ticker symbol: BWA.

	High	Low
Fourth Quarter 2000	$ 40	$ 33
Third Quarter 2000	37	31$\frac{9}{16}$
Second Quarter 2000	44$\frac{1}{8}$	35$\frac{1}{8}$
First Quarter 2000	39$\frac{7}{16}$	30$\frac{1}{16}$

	High	Low
Fourth Quarter 1999	$ 43$\frac{3}{8}$	$ 36$\frac{3}{4}$
Third Quarter 1999	57$\frac{7}{8}$	40$\frac{7}{8}$
Second Quarter 1999	60	46$\frac{3}{8}$
First Quarter 1999	56	42$\frac{7}{16}$

Dividends
The current dividend practice established by the directors is to declare regular quarterly dividends. The last such dividend of 15 cents per share of common stock was declared on January 9, 2001, payable February 15, 2001, to stockholders of record on February 1, 2001. The current practice is subject to review and change at the discretion of the Board of Directors.

Stockholders
As of December 31, 2000, there were 3,104 holders of record and an estimated 9,000 beneficial holders.

Annual Meeting of Stockholders
The 2001 annual meeting of stockholders will be held on Wednesday, April 25, 2001, beginning at 10:00 a.m. on the 19th floor of our headquarters at 200 South Michigan Avenue in Chicago.

Securities Information
Mellon Investor Services is the transfer agent, registrar and dividend dispersing agent for BorgWarner common stock. Communications concerning stock transfer, change of address, lost stock certificates or proxy statements for the annual meeting should be directed to:

Mellon Investor Services for BorgWarner
85 Challenger Road
Ridgefield Park, NJ 07660
800-851-4229
www.mellon-investor.com

Investor Inquiries
Financial investors and securities analysts requiring financial reports, interviews or other information should contact Mary E. Brevard, Director of Investor Relations and Communications, at BorgWarner headquarters, 312-322-8683.

Form 10-K Report
A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders without charge at www.bwauto.com, by writing to the Investor Relations and Communications Department at our headquarters or by calling 312-322-8524.

Dividend Reinvestment and Stock Purchase Plan
The BorgWarner Dividend Reinvestment and Stock Purchase Plan has been established so that anyone can make direct purchases of BorgWarner common stock and reinvest dividends. We pay the brokerage commissions on purchases. To receive a prospectus and enrollment package, contact Mellon at 800-842-7629. Questions about the plan can be directed to Mellon at 800-851-4229. Information is also available at www.bwauto.com.

Internet Homepage
For current news, stock quotes and other information on BorgWarner, visit our Internet Homepage: www.bwauto.com.

, BorgWarner, TORQUE-ON-DEMAND, MORSE, GEMINI, HY-VO and ITM are trademarks of BorgWarner Inc.

200 SOUTH MICHIGAN AVENUE CHICAGO, IL 60604

